UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number:  001-42900

ELEMENTAL ROYALTY CORPORATION
(Name of registrant)

905 - 815 W. Hastings St.,

Vancouver, BC, Canada V6C 1B4

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of Elemental Royalty Corporation (File No. 333-291026), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEMENTAL ROYALTY CORPORATION
(Registrant)

Date: November 25, 2025	By:	/s/ David Gossen
Name: David Gossen
Title: Chief Legal Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Elemental Royalty Corporation - Business Acquisition Report